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                                                                  Exhibit (4)(l)



               PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA
                         A Stock Life Insurance Company


                                   ENDORSEMENT

                                 RENEWAL CREDIT

CONTRACT NUMBER:                            OWNER:

RENEWAL CREDIT AMOUNT:                      DATE OF ENDORSEMENT:

DATE OF RENEWAL CREDIT:

RENEWAL CREDIT RECAPTURE BASE:


                           RENEWAL CREDIT PERCENTAGES

AGE IN YEARS        PERCENT         AGE IN YEARS          PERCENT
------------        -------         ------------          -------
     1               100%                 6                 80%
     2               100%                 7                 60%
     3               100%                 8                 40%
     4               100%                 9                 20%
     5               100%                10                  0%


As more fully set forth herein:

         (1) Pursuant to this Endorsement, You are entitled to receive a Renewal Credit Amount.

         (2) This amount is paid back to Us as part of the Surrender Charge if You surrender or withdraw Your Contract Account Value during the next 9 Contract Years.

The contract is amended as of the Date of Endorsement as follows:

IN SECTION 8:  CREDITS, THE FOLLOWING PARAGRAPH IS ADDED:

RENEWAL CREDIT: A Renewal Credit Amount, shown above, is allocated as of the Date of Renewal Credit, shown above. The Renewal Credit Amount is allocated among the Subaccounts and Guaranteed Account Options according to the premium allocation schedule in effect on the Date of Renewal Credit.
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IN SECTION 9: FEES AND CHARGES, THE FIRST PARAGRAPH IS REPLACED BY THE
FOLLOWING:

SURRENDER CHARGE: The Surrender Charge is equal to the Renewal Credit Percentage, shown above, of the Renewal Credit Amount and to a percentage of each premium payment that is surrendered or withdrawn. The percentages applicable to a Renewal Credit Amount are shown above. The Surrender Charge is separately calculated and applied to the Renewal Credit Amount and to each premium payment at any time that a Renewal Credit Amount or premium payment is surrendered or withdrawn. No Surrender Charge applies to that portion of the Contract Account Value equal to the Free Withdrawal Amount or to the Contract Account Value in excess of the sum of the Renewal Credit Amount and aggregate premium payments as of the date of withdrawal or surrender, adjusted for prior withdrawals of either Renewal Credit Amount or premium payments.

The Surrender Charge is calculated using the assumption that Contract Account Value is withdrawn in the following order: (1) the Free Withdrawal Amount for the Contract Year; (2) a pro-rata share of the Renewal Credit Amount; (3) aggregate premium payments (assuming a first-in, first-out basis); and (4) any remaining Contract Account Value. We determine the amount of the Renewal Credit Amount that is being withdrawn as the product of (a) and (b) where:

         (a) equals a fraction where the numerator is the amount being withdrawn in excess of any remaining Free Withdrawal Amount and the denominator is the lessor of the Renewal Credit Recapture Base or the Contract Account Value.

         (b) equals the amount of the Renewal Credit Amount that has not been previously withdrawn.

IN SECTION 9:  FEES AND CHARGES, THE FOLLOWING IS ADDED TO DEATH BENEFIT CHARGE:

In determining the maximum amount of the Death Benefit Charge, the Renewal Credit Amount shall not be counted as a Credit Amount granted under the Contract during the 12 months preceding the Owner's death.

This Rider does not change any other provisions of the Contract except as stated above.


Attached by the Company.




                                                                       President



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